Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
First Quarter 2015 Financial Results
First Quarter 2015 Highlights

•	Adjusted EBITDA[1] increased by 7.8% to €53.9 million compared to first quarter 2014, with strong performance in both the Specialty Carbon Black and Rubber Carbon Black segments

•	Cash increased in the quarter by €50.2 million driven by both strong operating performance and positive net working capital development

•	Volumes increased to 252.9 kmt from 249.3 kmt in the first quarter of 2014

•	Contribution Margin improved by €8.7 million, or 8.6%

•
The lower cost of feedstock resulted in revenue of €290.4 million, down €40.1 million from the first quarter of 2014 as these lower feedstock costs were passed along to our customers in the form of reduced sales prices. Foreign exchange translation impacts partially offset the feedstock cost effect

•	Specialty Carbon Black Adjusted EBITDA margin grew to 29.1%, as a result of stronger contribution margins and the effect of declining feedstock prices on revenue

•	Rubber Carbon Black Adjusted EBITDA margin grew to 13.2% as a result of efficiency gains, the effect of declining feedstock prices on revenue as well as foreign exchange translation impacts

•	Profit for the period (Net Income) of €14.8 million in first quarter 2015 equal to EPS of €0.25. Adjusted EPS of €0.32

•	Reiterate 2015 full year Adjusted EBITDA guidance towards the upper half of range

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – May 7, 2015 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced results for its first quarter of 2015.

"We are pleased with our first quarter results as they demonstrate another strong quarter during which we delivered year over year growth in profitability and cash generation despite a volatile macroeconomic environment. Our cost pass through mechanisms performed as expected, preserving margins in the face of fluctuating raw material costs. Adjusted EBITDA margins expanded in both our Specialty and Rubber Carbon Black businesses. Cash generation was strong and supports our ability to pay strong dividends, fund our capital investments and continue to reduce leverage. Looking ahead, we expect these positive trends to continue for the remainder of this year." said Jack Clem, Orion’s Chief Executive Officer.

1) See below for a reconciliation of Adjusted EBITDA to profit and loss for the period.

In EUR	Fiscal Year 2015	Fiscal Year 2014
	First Quarter	First Quarter
Revenue	290.4m	330.5m
Volume (in kmt)	252.9	249.3
Contribution Margin	109.8m	101.1m
Contribution Margin per metric ton (1)	434.1	405.6
Operating Result (EBIT)	36.3m	28.5m
Adjusted EBITDA (2)	53.9m	50.0m
Profit or loss for the period (Net Income)	14.8m	(0.4)m
EPS (3)	0.25	(0.01)
Adjusted EPS (4)	0.32	0.09
Notes:

(1)
The change in Contribution margin per metric ton (CM/mT) between Q1 2015 and the prior year quarter includes a favorable impact of about €40/mT associated with foreign exchange translation effects. This favorable impact was offset by some €20/mT associated with negative feedstock cost developments. These impacts were mainly associated with the Rubber Carbon Black segment. The Specialty Carbon Black CM/mT continued to develop positively on an underlying basis.

(2)
The change in Adjusted EBITDA between Q1 2015 and the prior year quarter includes a favorable impact of some €5m associated with foreign exchange translation effects, offset by negative feedstock cost developments of a similar amount. These impacts were mainly associated with the Rubber Carbon Black segment.

(3)
EPS calculated using profit or loss for the period (net income) based upon number of shares outstanding during the quarter, which was 59,635,126 as of March 31, 2015 and 43,750,000 as of March 31, 2014.

(4)
Calculated as profit or loss for the period (net income) adjusted for non-recurring items, amortization of acquired intangible assets and foreign currency effects impacting financial result all adjustments on a net of tax basis assuming group tax rate. See below for a reconciliation for the periods ended March 31, 2015 and March 31, 2014.

First Quarter 2015 Overview
An increase of 3.6 kmt resulted in a volume of 252.9 kmt in the first quarter of 2015 as compared to 249.3 kmt in the first quarter of 2014. This performance reflected increased volumes in both the Specialty and Rubber Carbon Black segments.
While volumes in the quarter rose, revenue decreased by €40.1 million, or 12.1%, to €290.4 million in the first quarter of 2015 from €330.5 million in the first quarter of 2014. This revenue decrease was due to sales price decline resulting from pass through of feedstock costs, partially offset by increases from a stronger US Dollar and additional volumes. Raw material cost pass through mechanisms proved to be effective as key performance indicators such as Contribution Margin, Gross Profit, Adjusted EBITDA, and Net Income increased even though revenue decreased in line with falling feedstock costs.
Contribution Margin increased by €8.7 million, or 8.6%, to €109.8 million in the first quarter of 2015 from €101.1 million in the first quarter of 2014, driven primarily by positive foreign exchange translation effects (associated primarily with the stronger US Dollar), as well as efficiency and volume gains. These were partially offset by negative feedstock cost developments.
Adjusted EBITDA increased by €3.9 million to €53.9 million in the first quarter of 2015 from €50.0 million in the first quarter of 2014, reflecting both the overall impact of the increased contribution margin as well as the negative impact of foreign exchange translation effects associated with the fixed cost base primarily in US Dollar related currencies. Positive effects of foreign exchange translation (about €5 million) were offset by negative feedstock cost developments. Thus overall volume and efficiency gains drove the increase in Adjusted EBITDA.

Quarterly Segment Results
Specialty Carbon Black
Volumes for the Specialty Carbon Black segment increased to 51.1 kmt in the first quarter of 2015 from 50.9 kmt in the first quarter of 2014, reflecting increased demand in Europe offset by some weakness in Asia Pacific and the Americas.
Revenue of the segment decreased by €4.0 million, or 3.9%, to €98.0 million in the first quarter of 2015 from €102.0 million in the first quarter of 2014. This revenue decrease was due to the price decline resulting from the pass through of reduced feedstock costs. This was partially offset by increases from a stronger US Dollar.
Gross profit of the segment increased by €6.5 million, or 20.0%, to €38.8 million in the first quarter of 2015 from €32.3 million in the first quarter of 2014, in part due to a benefit from the decline in feedstock costs associated with the non-indexed business, favorable foreign exchange translation effects mainly associated with the stronger US Dollar, as well as a decrease of €1.9 million in depreciation associated with the review of remaining useful asset lives.
Adjusted EBITDA of the segment increased by 11.1% to €28.6 million in the first quarter of 2015 from €25.7 million in the first quarter of 2014 reflecting the development of gross profit without the depreciation impact as well as negative foreign exchange impacts associated with below gross profit fixed costs. Adjusted EBITDA margin was 29.1% as compared to 25.2% in the first quarter of 2014. This increase in adjusted EBITDA margin, while reflecting improved profitability is also driven by the effect of the decline in feedstock costs on revenues.
Rubber Carbon Black
Volumes of the Rubber Carbon Black segment increased to 201.8 kmt in the first quarter of 2015 from 198.4 kmt in the first quarter of 2014, reflecting increased demand in Europe and North America, which was somewhat offset by weaker demand in Brazil.
Revenue of the segment decreased by €36.1 million, or 15.8%, to €192.4 million in the first quarter of 2015 from €228.4 million in the first quarter of 2014. This revenue decrease was due to the price decline resulting from pass through of lower cost feedstock. This was partially offset by increases from a stronger US Dollar and the additional volumes.
Gross profit of the segment increased by €5.0 million, or 12.9%, to €43.6 million in the first quarter of 2015 from €38.6 million in the first quarter of 2014. This increase was associated with favorable foreign exchange translation effects mainly due to the stronger US Dollar, efficiency gains and a decrease of €2.9 million in depreciation and amortization associated with the review of remaining useful asset lives partially offset by some negative feedstock cost developments.
As a result, Adjusted EBITDA of the segment increased by €1.0 million, or 4.2% to €25.3 million in the first quarter of 2015 from €24.3 million in the first quarter of 2014, reflecting the development of gross profit excluding depreciation as well as well as negative foreign exchange impacts associated with below gross profit fixed costs. Adjusted EBITDA margin rose to 13.2% in the first quarter of 2015 from 10.6% in the first quarter of 2014. This increase in Adjusted EBITDA margin is reflective of improved profitability and also driven by the effect of the decline in feedstock costs on our revenues and foreign exchange translation impacts.
Balance Sheet and Cash Flow
As of March 31, 2015, the Company had cash and cash equivalents of €120.7 million which represents an increase of €50.2 million from December 31, 2014 driven by strong operational performance of the business and a reduction in working capital of €28.9 million as a result of lower feedstock costs and effective working capital management. Days of Net Working Capital ended the quarter at 65 days, down one day from the prior quarter.
The Company’s non-current gross indebtedness as of March 31, 2015 was ,€706.6 million composed of our term loan liabilities net of transaction costs of €14.7 million and €0.3 million other long term debt. Net indebtedness including the current portion of indebtedness was €594.5 million, which represents a 2.87 times LTM EBITDA multiple.
Cash inflows from operating activities in the first quarter of 2015 amounted to €74.8 million, consisting of a consolidated profit for the period of €14.8 million, adjusted for depreciation and amortization of €16.6 million, exclusion of finance cost of €14.0 million affecting net income, and a cash increase in net working capital of €28.9 million primarily associated with receivables and inventories due to feedstock cost declines. Net working capital totaled €203.7 million as of March 31, 2015, compared to €219.7 million as of December 31, 2014.
Cash outflows from investing activities in the first quarter of 2015 amounted to €13.8 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system which are in line with our expectations for the full year 2015. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first quarter of 2015 amounted to €14.4 million, consisted primarily of regular interest payments of €9.5 million, regular debt repayment of €3.2 million and payments related to other financial liabilities of €1.7 million.
2015 Full Year Outlook
“As we move into second quarter of 2015, we believe we are well positioned to continue our strong financial and operational performance. Regional economies continue to perform largely in line with our expectations with the US strengthening, Europe continuing to recover slowly, Asia Pacific largely stable and continued weakness in Brazil and South Africa. Accordingly, we believe we remain well positioned to grow both our Specialty and Rubber Carbon Black businesses, improve Rubber Carbon Black margins through efficiency, while generating robust cash flows.

Consistent with this, we reiterate our full year Adjusted EBITDA guidance of €210 million to €225 million for 2015 and believe it will move towards the upper half of this range. This outlook is based on our current view of the markets and assumes that volume growth is in line with current GDP expectations and that oil prices and currency exchange rates remain reasonably stable at current levels.

We also expect to generate strong free cash flows and plan to continue payment of quarterly dividends in 2015, the first of which was paid following the Orion Annual General Meeting of shareholders held on April 15, 2015. We expect that our total dividend payments of €40 million in 2015 will be equal to those paid in 2014 ,” said Jack Clem, Chief Executive Officer.

Other factors relevant for 2015 full year outlook include:

•	59.6 million shares outstanding

•	Underlying tax rate of about 35% on pre-tax income

•	Capital Expenditures of approximately €45 million

•	Full year 2015 depreciation of about €48 million and amortization of €18 million (includes amortization of acquired intangibles of €13 million)

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday May 8, 2015, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through May 15, 2015:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13607191
Additionally, a live and an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1,300 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information please visit our website

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2015 Full Year Outlook” section above. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement – including the “2015 Full Year Outlook” section above – as a result of new information, future events or other information, other than as required by applicable law.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three months ended March 31, 2015 and 2014 - unaudited

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	In EUR k	In EUR k
Revenue	290,406	330,473
Cost of sales	(208,042)	(259,569)

Gross profit	82,364	70,904

Selling expenses	(25,928)	(24,381)
Research and development costs	(4,018)	(2,826)
General and administrative expenses	(14,966)	(12,308)
Other operating income	424	693
Other operating expenses	(1,575)	(3,616)

Operating result (EBIT)	36,301	28,466

Finance income	18,019	441
Finance costs	(31,999)	(24,233)
Share of profit or loss of joint ventures	121	83

Financial result	(13,859)	(23,709)

Profit or loss before income taxes	22,442	4,757

Income taxes	(7,691)	(5,161)

Profit or loss for the period	14,751	(404)
Earnings per Share (EUR per share), basic and diluted *	0.25	(0.01)

* Based on 59,635k and 43,750k actual number of shares as of March 31, 2015 and 2014, respectively, which was also the weighted average for the respective periods then ended.

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at March 31, 2015 and December 31, 2014 – unaudited

	Mar 31, 2015	Dec 31, 2014
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	109,307	110,952
Property, plant and equipment	383,922	358,216
Investment in joint ventures	4,778	4,657
Other financial assets	5,200	5,931
Other assets	3,560	3,750
Deferred tax assets	52,765	57,084
	608,044	589,102
Current assets
Inventories	117,866	125,298
Trade receivables	189,285	199,486
Other financial assets	1,003	1,001
Other assets	25,669	26,166
Income tax receivables	6,026	10,575
Cash and cash equivalents	120,709	70,544
	460,558	433,070
	1,068,602	1,022,172
	Mar 31, 2015	Dec 31, 2014
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Reserves	2,606	51,569
Profit or loss for the period	14,751	(55,939)
	76,992	55,265
Non-current liabilities
Pension provisions	51,517	48,629
Other provisions	14,266	14,169
Liabilities to shareholders	—	—
Financial liabilities	706,601	670,189
Other liabilities	2,047	2,101
Deferred tax liabilities	42,229	44,281
	816,660	779,369
Current liabilities
Other provisions	32,907	40,808
Liabilities to banks	—	—
Trade payables	103,486	105,074
Other financial liabilities	8,578	10,684
Income tax liabilities	11,579	11,552
Other liabilities	18,400	19,420
	174,950	187,538
	1,068,602	1,022,172

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2015 and 2014 – unaudited

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	In EUR k	In EUR k
Profit or (loss) for the period	14,751	(404)

Income taxes	7,691	5,161

Profit before income taxes	22,442	4,757

Depreciation and amortization of intangible assets and property, plant and equipment	16,630	18,935
Other non-cash expenses	—	1,130
(Increase)/decrease in trade receivables	21,318	(10,406)
(Increase)/decrease in inventories	13,378	(5,881)
Increase/(decrease) in trade payables	(5,819)	8,572
Decrease in provisions	(9,626)	(2,329)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	335	(2,758)
Finance income	(18,019)	(441)
Finance costs	31,999	24,233
Cash (paid) and received for income taxes	2,165	(1,609)

Cash flows from operating activities	74,803	34,203

Cash paid for the acquisition of intangible assets and property, plant and equipment	(13,846)	(7,693)

Cash flows from investing activities	(13,846)	(7,693)

Cash received from borrowings, net of transaction costs	—	5,806
Repayments of borrowings	(1,814)	—
Cash payments of current financial liabilities	(3,232)	—
Interest and similar expenses paid	(9,486)	(16,069)
Interest and similar income received	128	108

Cash flows from financing activities	(14,404)	(10,155)

Change in cash	46,553	16,355

Change in cash resulting from exchange rate differences	3,612	(51)
Cash and cash equivalents at the beginning of the period	70,544	70,478

Cash and cash equivalents at the end of the period	120,709	86,782

Non-IFRS Financial Measures Reconciliations
In this release we refer to Adjusted EBITDA, Adjusted EPS and Contribution Margin which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	For the three months ended Mar 31,
in EUR k	2015	2014
Adjusted EBITDA	53,891	50,016
Share of profit of joint venture	(121)	(83)
Restructuring expenses (1)	—	(603)
Consulting fees related to group strategy (2)	(182)	(1,929)
Other non-operating (3)	(657)	—
EBITDA	52,931	47,401
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(16,630)	(18,935)
Earnings before taxes and finance income/costs (operating result (EBIT))	36,301	28,466
Other finance income	18,019	441
Share of profit of joint ventures	121	83
Finance costs	(31,999)	(24,233)
Income taxes	(7,691)	(5,161)
Profit or loss for the period	14,751	(404)
(1) Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3) Other non-operating expenses primarily relates to costs in association with our EPA arbitration case.

Adjusted EPS Reconciliation

	For the three months ended Mar 31,
Adjusted EPS	2015	2014
Profit or loss for the period	14,751	(404)
add back non recurring items	839	2,532
add back amortization of acquired intangible assets	3,271	3,825
add back foreign exchange rate impacts to financial result	2,934	204
Tax effect on add back items at 35% estimated tax rate	(2,465)	(2,296)
Adjusted profit or loss for the period	19,329	3,861
Adjusted EPS 1)	0.32	0.09

Total add back items	4.578	4,265

Impact add back items per share	0.07	0.10
+ Earnings per Share (EUR per share), basic and diluted	0.25	(0.01)
= Adjusted EPS 1)	0.32	0.09
1) Based upon actual number of shares outstanding, which was 59,635k as of March 31, 2015 and 43,750k as of March 31, 2014.